

February 25, 2009

Mr. John R. Van Kirk
Chief Financial Officer
North European Oil Royalty Trust
Suite 19A, 43 West Front Street
Red Bank, NJ 07701

> **Re:** **North European Oil Royalty Trust**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed December 30, 2008**
> **Schedule 14A**
> **Filed January 6, 2009**
> **File No. 1-08245**

Dear Mr. Van Kirk:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

General

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Certifications, exhibit 31

2.   Please ensure that your certifications match the <u>exact</u> form set forth in Item
        601(b)(31) of Regulation S-K. For example, we note that you used the word
        "periods" instead of "period" in paragraph 4(c), the phrase "(the registrant's
        fourth fiscal quarter in the case of an annual report)" was omitted from paragraph
        4(d), and you used the phrase "Annual Report" instead of "report" throughout the
        certification.

Schedule 14A filed January 6, 2009

General

3.   Please provide a brief description of the business experience, during the past five
        years, of each trustee and executive officer pursuant to Item 401(e) of Regulation
        S-K. Please include each person's principal occupations and employment during
        the past five years; the name and principal business of any corporation or other
        organization in which such occupations and employment were carried on; and
        whether such corporation or organization is a parent, subsidiary, or other affiliate
        of the registrant.

Summary Compensation Table, page 6

4.   Please provide the information required pursuant to Item 402(c) of Regulation S-
        K for your last two completed fiscal years.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265, John Madison, at (202) 551-3296, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director